CERTIFICATE PURSUANT TO UNDERTAKING PROVIDED UNDER NATIONAL POLICY 41-201 INCOME TRUSTS AND OTHER INDIRECT OFFERINGS

TO:

The Securities Regulatory Authorities in each of the Provinces and Territories of Canada

Reference is made to National Policy 41-201 Income Trusts and Other Indirect Offerings and the undertaking filed with the above securities commissions or similar regulatory authorities dated May 25, 2007 (the "Undertaking"). Harvest Energy Trust hereby certifies that, as of the date hereof, it has complied with the provisions of paragraphs 1 and 2 of the Undertaking.

The undersigned has executed this undertaking in his capacity as an officer of Harvest Operations Corp. and not in his personal capacity.

DATED this 18th day of April, 2008.

HARVEST ENERGY TRUST, by Harvest Operations Corp.

Per:

(signed) "John Zahary"
John Zahary
President and Chief Executive Officer